Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross releases 2024 Sustainability Report

Delivers strong Sustainability performance, including a $4 billion total benefit footprint through taxes, wages, procurement and community investment

All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Toronto, Ontario, May 27, 2025 – Kinross Gold Corporation (TSX: K; NYSE: KGC) (“Kinross” or the “Company”) is pleased to announce the publication of its 2024 Sustainability Report (the “Report”), providing a fulsome summary of the Company’s progress over the past year in furthering its Sustainability Strategy.

“Kinross’ commitment to Sustainability is deeply rooted in our values and culture, and we remain steadfast in our commitment to responsible mining,” said J. Paul Rollinson, CEO. “We prioritize health and safety and environmental stewardship, as well as providing sustainable benefits to the communities where we operate. Partnerships are core to our operating philosophy and we strive to be a trusted partner that delivers impactful community investments. I am proud of our new global approach to Health and Safety – Safeground – developed over the past three years in collaboration with our workforce. The projects and performance detailed in our Report highlight the importance of Sustainability in driving overall Company results and value for shareholders.”

Now in its 17th year, Kinross’ Sustainability Report, available at www.kinross.com/2024-Sustainability-Report, provides a comprehensive update to the Company’s stakeholders on the progress made in 2024, and what the Company aims to achieve in 2025 and beyond. Our values are the foundation of Kinross’ Sustainability Strategy, which is driven by three pillars: Workforce and Community, Natural Capital, and Climate and Energy. The Report details the Company’s uncompromising approach to responsible mining that underpins its operational success.

Kinross obtained limited, independent assurance of 49 Sustainability performance metrics reported for the fiscal year 2024, underscoring the rigor of Kinross’ data collection and, following the Company’s normal practice, has provided Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB) indices. The 2024 Sustainability Report also reflects key elements of the International Sustainability Standards Board’s (ISSB) reporting standards and begins the Company’s transition to alignment with the European Union’s Corporate Sustainability Reporting Directive (CSRD), including a European Sustainability Reporting Standards (ESRS) index.

Kinross’ leading performance continued to be externally recognized with high rankings and ratings in the mining and metals sector. This included recognition in the S&P 2025 Global Sustainability Yearbook for the 12th time since 2012, scoring in the 94% percentile in the Moody’s ranking, and tied as the highest ranked Canadian miner in The Globe and Mail’s annual governance review. The Company’s Sustainability Performance was also recognized by the Canadian Council of Americas, with an award for Business Achievement in Sustainability.

Highlights from the 2024 Sustainability Report include:

Workforce and Community

•	Maintained low injury frequency rate in line with the five-year average and increased proactive field engagements. Since 2023, more than 12,000 employees and business partners have completed the Safety Excellence Program.

•	Generated $4.0 billion in economic benefits to host countries through payments to government (US$416.0 million), wages ($680.7 million), procurement ($2.9 billion), and community support ($13.0 million). Since 2010, Kinross has contributed $54 billion to the economies of Kinross’ host countries.

•	Sustained high levels of local employment with 99% of the Company’s workforce and approximately 93% of management from within host countries, the latter increasing by 1% compared with 2023, building on the 5% increase the year prior.

•	Advanced gender diversity, with 22% female representation in senior management positions across Kinross’ workforce and 25% of Senior Leadership Team positions.

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•	Completed over 58,000 engagements with stakeholders, including local communities, indigenous peoples, host governments, investors, and others.
•	Maintained conformance for the fourth consecutive year with the Responsible Gold Mining Principles (RGMP), established by the World Gold Council.
•	In Mauritania, created the Tasiast Fund that is intended to provide long-term social investment commitments to the country. Extensive consultations with authorities and communities identified the first wave of projects, which began in early 2025.
•	In Brazil, worked with the World Gold Council to publish a video demonstrating the positive impact of community partnerships to support programs and projects that enhance the well-being of local people, with a particular focus on sustainability after mine closure.

Natural Capital

•	Maintained best-in-class tailings management standards and a 32-year record of zero tailings breaches.
•	Efficient use of water with 75% of water recycled at operating mine sites.
•	Paracatu launched a recycling awareness program focused on reducing and replacing single-use plastics used by employees and contractors, leading to a 10% reduction in their use.
•	Tasiast progressed its waste management strategy, building upon the successful launch of a solid waste management strategy in 2023. In 2024, Tasiast achieved two agreements with local recyclers for plastic and steel, recycled offsite more than 19 million plastic bottles, and continued to advance discussions for additional recycling initiatives.

•	Reclaimed 95 hectares of land at operating mine sites during 2024. Bald Mountain received an award for Leadership in Concurrent Reclamation from the Nevada Mining Association, its second award for concurrent reclamation since 2022.

Climate and Energy

•	On track to achieve goal of 30% reduction of Scope 1 and Scope 2 greenhouse gas emissions intensity (on a per gold equivalent ounce basis) over the 2021 baseline by 2030.
•	Implemented 19 energy efficiency projects in 2024, with combined GHG savings of more than 45,000 tonnes CO2e, 15 million litres of fuel, and 15,025 MWh of energy, representing approximately 3% of total GHG emissions. Key projects included haul route optimization, switching from diesel to electric generators, and incorporating electric buses.
•	In 2024, the Tasiast solar power plant generated 50,615 MWh of clean, renewable energy, representing 17% of total electrical power generated at the site.

•	Percentage of renewable energy increased slightly to 24% of total energy consumed in 2024 with 67% of electricity generated coming from renewable sources, representing the highest percentage in the past five years. At Paracatu and La Coipa, electricity generated from renewable sources was 96% and 100% respectively.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

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Media Contact

Samantha Sheffield

Director, Corporate Communications

phone: 416-365-3034

samantha.sheffield@kinross.com

Investor Relations Contact

David Shaver

Senior Vice-President, Investor Relations & Communications

phone: 416-365-2854

InvestorRelations@kinross.com

Sustainability Contact

Ben Little

Senior Vice-President, External Affairs

phone: 416-365-2770
ben.little@kinross.com

Source: Kinross Gold Corp.

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